Exhibit 99.187

July 23, 2020

NEXTECH AR SOLUTIONS CORP.

MARKETED PROSPECTUS OFFERING OF UNITS

TERM SHEET

The following is a summary of the basic terms and conditions of a proposed offering of units by NexTech AR Solutions Corp. A preliminary short form prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada, except Québec. A copy of the preliminary short form prospectus, and any amendment, is required to be delivered with this document.

The preliminary short form prospectus is still subject to completion. Copies of the preliminary short form prospectus may be obtained from Mackie Research Capital Corporation (ecm@mackieresearch.com). There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, the final short form prospectus and any amendment for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The securities described in this document have not been and will not be registered under the United States Securities Act of 1933, as amended (“U.S. Securities Act”) or any state securities laws. Accordingly, the securities may not be offered or sold in the United States (as such term is defined in Regulation S under the U.S. Securities Act) or to, or for the account or benefit of, a U.S. person (as such term is defined in Regulation S under the U.S. Securities Act) except pursuant to transactions exempt from registration under the U.S. Securities Act and under the securities laws of any applicable state. This document does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in the United States.

Issuer:	NexTech AR Solutions Corp. (“NexTech” or the “Company”).

Offering:	Best-efforts, marketed short form prospectus offering (the “Offering”) of units of the Company (the “Units”).

Amount:	$●.

Offering Price:	$● per Unit (the “Offering Price”).

Units:	Each Unit shall be comprised of one common share in the capital of the Company (each a “Common Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”).
Warrant:	Each Warrant shall entitle the holder thereof to purchase one common share (each a “Warrant Share”) at an exercise price of $● per Warrant Share for a period of ● months from the Closing (as defined herein).

Over-Allotment Option:	The Company will grant the Agent an option (the “Over-Allotment Option”) to cover over- allotments and for market stabilization purposes, exercisable at any time up to 30 days subsequent to the Closing (as defined herein), to increase the size of the Offering by up to an additional 15% of the number of Units sold under the Offering on the same terms and conditions of the Offering, exercisable in whole or in part. The Agent can elect to exercise the Over-Allotment Option for Units only, Common Shares only, Warrants only, or a combination thereof.

Offering Jurisdictions:	The Offering will take place by way of a short form prospectus filed in each of the provinces of Canada, except Quebec, and otherwise in those jurisdictions where the Offering can lawfully be made on an exempt basis under applicable securities laws.

Listing:	The Company shall apply to list the Common Shares underlying the Units, the Warrant Shares and the Common Shares issuable on the exercise of Agent’s Warrants (as defined herein) on the Canadian Securities Exchange, subject to the Company fulfilling all of the listing requirements of the Canadian Securities Exchange.
Eligibility:	The Common Shares, Warrants and Warrant Shares shall be eligible for RRSPs, RRIFs, RDSPs, RESPs, TFSAs and DPSPs.

Use of Proceeds:	The net proceeds received by the Company will be used for sales and marketing expenses, research and development and working capital and general corporate purposes.

Commission:	7.0% cash commission & 7.0% warrants (each a “Agent’s Warrant”). Agent’s Warrants shall be exercisable to purchase common shares (each an “Agent’s Warrant Share”) at a price of $● per Agent’s Warrant Share.

Agent:	Mackie Research Capital Corporation (the “Agent”).

Closing:	On or about the week of August 17, 2020, or such other date as the Agent and the Company may agree, acting reasonably (the “Closing”).